[Letterhead of Centerline Capital Group]

March 19, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Independence Tax Credit Plus L.P. II Form 10-K for the Fiscal Year Ended March 31, 2009 Filed June 19, 2009 Form 10-Q for Period Ended December 31, 2009 Filed February 9, 2010 File No. 033-37704-03

Ladies and Gentlemen:

In connection with responding to the above comments from the Staff of the Division of Corporation Finance regarding the above-referenced filing, Independence Tax Credit Plus L.P. II hereby acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need further information, please do not hesitate to contact me at (212) 317-5700 .  We hope that our responses to the Staff’s concerns are found to be adequate.

Very truly yours,

Independence Tax Credit Plus L.P. II

By:	Related Independence Associates L.P.,
General Partner

	By:	Independence Associates GP LLC,
General Partner

		By:	/s/ Robert L. Levy
Robert L. Levy
Chief Financial Officer, Principal Accounting Officer and Director